March 30, 2015

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549

Attention: Craig Wilson

RE:	Datawatch Corporation Form 10-K for the Year Ended September 30, 2014 Filed December 5, 2014 Form 10-Q for the quarterly period ended December 31, 2014 Filed February 9, 2015 File No. 000-19960

Ladies and Gentlemen:

Further to my conversation with Amanda Kim, Staff Accountant at the Securities and Exchange Commission, I am writing to you on behalf of Datawatch Corporation (the “Company”), to respond to your letter dated March 19, 2015 to the Company. The letter sets forth the comments of the Staff of the Securities and Exchange Commission (the “Staff”) and requests a response to the comments within 10 business days, or else a notification of when such a response will be provided.

The Company will not be able to gather a complete response to the Staff’s comments within 10 business days of your letter, but the Company intends to respond fully by April 8, 2015.

If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (978) 275-8208.

Sincerely,

/s/ James L. Eliason

James L. Eliason

Chief Financial Officer

Datawatch Corporation